

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 3, 2008

Dr. Stephen Miley, MD
Chief Executive Officer
Axcess Medical Imaging, Corporation
600 North Cattleman Road
Sarasota, FL 34232

Re: **Axcess Medical Imaging Corporation**
Item 4.01 Form 8-K filed July 17, 2008
File No. 000-52563

Dear Dr. Miley:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief
Office of Beverages, Apparel
and Health Care Services

cc: Stephen M. Fleming, Esq.
      Law Offices of Stephen M. Fleming PLLC
      Via facsimile: (516) 977-1209